Financial Statements

LPBP Inc.

October 31, 2008

AUDITORS’ REPORT

To the Shareholders of LPBP Inc.

We have audited the statements of financial position of LPBP Inc. (the “Company”) as of October 31, 2008 and 2007 and the statements of income and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted accounting principles.

                                                       /s/ Ernst & Young LLP

Toronto, Canada                                              Chartered Accountants
February 18, 2009                                             Licensed Public Accountants

Statements of Financial Position

As at October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2008	2007
Assets
Cash	$1,471	$345
Prepaid expenses	50	54
Income taxes receivable	573	-
Assets held in trust for the Company by MDS Inc. [note 3 and note 9]	107,017	162,917
Total assets	$109,111	$163,316

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 9]	$61	$113
Income taxes payable	-	49,379
Future tax liabilities	-	8,250
	61	57,742
Shareholders’ equity [note 4]
Common shares – Class A	-	-
Common shares – Class B	9,763	9,763
Retained earnings	99,287	95,811
	109,050	105,574
Total liabilities and shareholders’ equity	$109,111	$163,316
See accompanying notes

On behalf of the Board of Directors:

/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch
EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income and Comprehensive Income

Years ended October 31
[Thousands of Canadian dollars, except for per share information] (See Note 1: Basis of Presentation)		2008	2007	2006
Equity in earnings of investee: [notes 3 & 6] – operations – gain on sale of operations	$	- -	$20,759 691,264	$71,412 -

General and administration		(429)	(1,144)	(1,040)
Income/(loss) before income taxes and interest		(429)	710,879	70,372

Interest income [note 9]		4,240	6,543	-
Income before income taxes		3,811	717,422	70,372

Income tax expense – current [note 5]		(8,585)	(48,968)	(2,595)
Income tax recovery (expense) – future [note 5]		8,250	(15,525)
Net income and comprehensive income		$3,476	$652,929	$67,777
Earnings per share – basic and diluted [note 7]		$-	$0.06	$-
See accompanying notes

Statements of Retained Earnings

Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2008	2007	2006
Retained earnings, beginning of period	$95,811	$44,483	$30,957

Net income and comprehensive income	3,476	652,929	67,777

Dividends paid [note 8] - Class A common shares - Class B non-voting shares	-	(615)	-
	-	(598,172)	(54,251)
Distribution on Class A common shares in excess of stated capital [note 8]	-	(2,814)	-
Retained earnings, end of period	$99,287	$95,811	$44,483
See accompanying notes

Statements of Cash Flows

Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2008	2007	2006
Operating activities
Net income	$3,476	$652,929	$67,777
Items not affecting current cash flows:
Tax loss benefit realized	-	(62,404)	(22,663)
Future income tax expense	(8,250)	78,157	25,387
Equity earnings of investee	-	(712,023)	(71,412)
	(4,774)	(43,341)	(911)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	4	11	-
Accounts payable and accrued liabilities	(52)	12	-
Income taxes payable/receivable, net	(49,952)	49,132	47
	(54,774)	5,814	(864)

Investing activities
Proceeds on disposal of Labs LP	-	704,100	-
Decrease (increase) in assets held in trust for the Company by MDS Inc.	55,900	(115,010)	-
Distribution received from MDS Lab Services LP	-	20,243	68,530
	55,900	609,333	68,830

Financing activities
Return of share capital	-	(30,044)	-
Dividends paid	-	(598,787)	(54,251)
	-	(628,831)	(54,251)
Net increase (decrease) in cash position during the year	1,126	(13,684)	13,415
Cash position, beginning of year	345	14,029	614
Cash position, end of year	$1,471	$345	$14,029

Cash income taxes paid	$58,537	$-	$-
Cash interest paid	$-	$-	$-

See accompanying notes

Notes to Financial Statements
[All amounts in thousands of Canadian dollars, except where noted]

1.	Basis of Presentation

(a)
Effective May 1, 2004, LPBP Inc. (“LPBP” or “the Company” and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. (“MDS”) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of MDS pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario).  After the Arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

Since the reorganization, the Company has not operated an active business.  Instead, the Company held an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, was not active in the management of either partnership.

The Company was entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. The Company was required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

Since the Arrangement, the Company was able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP.

(b)
During fiscal 2008 and 2007, the Company has adopted an unclassified balance sheet as at October 31, 2008 and 2007 whereby assets and liabilities are not distinguished between current and non-current.  The Company believes that an unclassified balance sheet better reflects the nature of the Company’s operations.

2.	Summary of Significant Accounting Policies

The financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  Significant accounting policies are as follows:

Financial instruments
The Company has classified its cash as held-for-trading.  Assets held in trust for the Company by MDS are classified as held-for-trading and measured at fair value.  Accounts payable and accrued liabilities have been classified as other financial liabilities which are measured at amortized cost.

Income taxes
The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Changes in accounting policies
The Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosure”, Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”. The adoption of the new standards resulted in additional disclosure with regard to financial instruments and the Company’s objectives, policies and processes for managing capital (note 11). These new standards had no impact on the classification and valuation of the Company’s consolidated financial statements for the year ended October 31, 2008.

3.      Sale of Assets by MDS Laboratory Services Limited Partnership

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets.  With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business in a transaction valued at $1.325 billion (the “MDS Sale”).  MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP.  To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006, at which shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At the meeting held on November 24, 2006 those shareholders present or voting by proxy approved the appropriate resolutions.

On February 23, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale.  As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.

As a result of the Partnership Sale, Labs LP has been dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred as of February 2007 ($107 million remains as of October 31, 2008) and continued to be held by MDS Labs in trust for the benefit of all partners. MDS Labs holds and manages the funds on behalf of both partners of Labs LP. The Company is entitled to the funds, as it may require, to fund day to day operations including the payment of income taxes. The Company will receive interest and investment returns on its prorata share of funds invested by the general partner in accordance with an arrangement agreed upon between MDS and LPBP in fiscal 2007. As at October 31, 2008, the total interest earned amounted to approximately $4 million (2007 - $7 million).

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company will not receive any further income from this investment.

4.      Share Capital

Authorized
Unlimited number of Class A shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B non-voting shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	October 31, 2008	October 31, 2007
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 9,763	- 9,763
Closing balance – October 31, 2008	11,229,117	9,763	9,763

All the shares were issued on May 1, 2004. During 2007, holders of Class A common shares received $0.0543 per share as a return of capital and the stated capital of Class A common shares was reduced to nil. Holders of Class B non-voting shares received a distribution, which included both a return of capital and a dividend. As a result of this distribution, the stated capital of Class B non-voting shares was reduced by $24.9 million (see note 8).

5.      Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp.  LPBP has accounted for this transaction in accordance with EIC-110, “Accounting for acquired future tax benefits in certain purchase transactions that are not business combinations”.  Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established.  The future tax asset was recognized based on the effective tax rate existing during the period.  The unrealized tax loss benefit was amortized based on the ratio of income tax expense in proportion to the net reduction in the future tax asset arising from the transaction.  As at October 31, 2008, the Company has realized all of its tax carryforwards.

(a)	Provision

The Company’s effective tax rate has the following components:

	2008	2007	2006
	%	%	%
Combined Canadian federal and provincial tax rate	33.9	36.1	36.1
Increase (decrease) in tax rate as a result of:
Capital gain on partnership sale	-	(17.3)	-
Benefit of previously unrecognized tax losses	-	(9.9)	(32.1)
Tax adjustments from 2005-2007	(22.0)	-	-
Equity earnings	-	-	(0.2)
Change in deferred tax rate	(6.7)	-	-
Other	3.6	-	(0.1)
Effective income tax rate	8.8	8.9	3.7

(b)	Future tax assets (liabilities)
		2008		2007
Future tax assets	$		$
Tax benefit of loss carryforwards		-		-
Investment tax credits, net of income taxes		-		-
Future tax assets before valuation allowance		-		-
Valuation allowance		-		-
Future tax assets		-		-
Future tax liabilities
Income tax on investment tax credits		-		(8,250)
Net future tax assets (liabilities)		$-		$(8,250)

6.      Equity Earnings

As a result of the sale of assets of Labs LP on February 23, 2007, and the subsequent dissolution of the partnership, the Company had no equity earnings for the year ended October 31, 2008 (as compared to $712,023 for the year ended October 31, 2007, which included the gain on sale of assets of Labs LP (see note 3) of $691,264).

7.      Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for the year ended October 31, 2008 were negligible and $0.06 for the year ended October 31, 2007.

8.      Dividends

On February 28, 2007, the Company announced that the Board of Directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share, to holders of the Company’s Class A common shares and Class B non-voting shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  Holders of Class A common shares received $0.0543 per share as a return of capital and the stated capital of Class A common shares was reduced to nil. Holders of Class B non-voting shares received a distribution which included both a return of capital and a dividend.  As a result of this distribution, stated capital of Class B non-voting shares was reduced by $24.9 million.  The purpose of all of these distributions was to distribute to shareholders substantially all of the proceeds received by the Company as a result of the Partnership Sale.  The Company has retained a portion of the proceeds of the Partnership Sale to pay income taxes, expenses related to the sale, and general corporate costs.

On February 28, 2007, the Board of Directors of the Company also declared a dividend in the aggregate amount of $615 or $0.00650896 per share, to holders of the Company’s Class A common shares which was paid on March 22, 2007.  The record date for this dividend was March 12, 2007.  The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A common shares to the amount declared and paid previously on the Class B non-voting shares.

9.      Related Party Transactions

The transactions with MDS and affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Years ended October 31
	2008	2007
Transactions
Interest income [note 3]	$4,240	$ 6,543
General and administration	48	48

	October 31, 2008	October 31, 2007
Balances
Assets held in trust for the Company by MDS Inc.	$107,017	$162,917
Accounts payable and accrued liabilities
MDS Inc. and affiliates	12	36

10.           Financial Instruments

The Company is subject to interest rate risk with respect to assets held in trust for the Company by MDS.

11.           Management of Capital

The Company defines capital that it manages as shareholders’ equity. The Company’s objective when managing capital is to provide optimal returns for its shareholders.